As filed with the Securities and Exchange Commission on July 25, 2003


                                                     Registration No. 333-103231

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------


                          PRE-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                   ----------

                             SIGA Technologies, Inc.
             (Exact name of registrant as specified in its charter)

            Delaware                                      13-3864870
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)

                              420 Lexington Avenue
                                    Suite 601
                            New York, New York 10170
                                 (212) 672-9100
                        (Address, including zip code, and
                    telephone number, including area code, of
                    Registrant's principal executive office)

                                   ----------

                               Thomas N. Konatich
                         Acting Chief Executive Officer
                             SIGA Technologies, Inc.
                              420 Lexington Avenue
                                    Suite 601
                            New York, New York 10170
                                 (212) 672-9100
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   ----------

                                    COPY TO:

                            Thomas E. Constance, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100

      Approximate date of commencement of proposed sale to the public: From time to time as determined by the Selling Stockholders.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE


-------------------------------------------------------------------------------------------------------------------
                                       Number of                             Proposed Maximum
                                     Shares to be       Maximum Offering    Aggregate Offering         Amount of
Title of Shares to be Registered      Registered         Price Per Share           Price           Registration Fee
Common Stock, par value
-------------------------------------------------------------------------------------------------------------------
$.0001 per share ................     7,991,928(1)          $    (2)         $11,940,300.31(2)        $1,021.81(3)
-------------------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers such indeterminate number of shares of common stock as may be required to prevent dilution resulting from stock splits, stock dividends or similar events. This number represents the aggregate of the following issuances of shares of common stock: (a) 3,913,966 shares issued pursuant to securities purchase agreements dated September 30, 2002 and December 31, 2002 between SIGA and certain investors; (b) 1,950,000 shares issued pursuant to an asset purchase agreement dated May 14, 2003 between SIGA and Plexus Vaccine Inc.; (c) 77,200 shares underlying warrants issued pursuant to the asset purchase agreement with Plexus; (d) 1,250,000 shares issued pursuant to securities purchase agreements dated June 20, 2003 between SIGA and certain investors; (e) 675,000 shares underlying warrants issued pursuant to securities purchase agreements dated June 20, 2003; (f) 762 additional shares issued pursuant to securities purchase agreements dated September 30, 2002 and December 31, 2002 between SIGA and certain investors; and (g) 125,000 shares underlying warrants issued in connection with our January 2003 financing.

(2) Estimated solely for the purpose of computing the amount of the registration fee, in accordance with Rule 457(c) under the Securities Act of 1933, as amended. The maximum offering price per share is $1.285 for the 3,913,966 shares of common stock issued pursuant to securities purchase agreements dated September 30, 2002 and December 31, 2002, which was the average high and low prices for SIGA's common stock as reported on the Nasdaq SmallCap Market on February 7, 2003. The maximum offering price per share is $1.695 for the 4,077,200 shares of common stock issued and shares of common stock underlying warrants issued pursuant to the asset purchase agreement dated May 14, 2003 between SIGA and Plexus and the securities purchase agreements between SIGA and certain investors dated June 20, 2003, the additional shares issued pursuant to securities purchase agreements dated September 30, 2002 and December 31, 2002 between SIGA and certain investors and the shares underlying warrants issued in connection with our January

      2003 financing, which was the average high and low prices for SIGA's common stock as reported on the Nasdaq SmallCap Market on July 21, 2003.

(3) Of the registration fee, $462.71 was submitted on February 14, 2003 with the original filing of this registration statement and the remaining $559.10 is being submitted simultaneously with filing with the SEC of this Amendment No. 2.


      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                7,991,928 SHARES


                             SIGA TECHNOLOGIES, INC.

                                  COMMON STOCK

                                   ----------


      Shares of common stock of SIGA Technologies, Inc. are being offered by this prospectus. The shares will be sold from time to time by the selling stockholders named in this prospectus. The prices at which such selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders but we may receive proceeds from the exercise of warrants held by the selling stockholders. Our shares are traded on the Nasdaq SmallCap Market under the symbol "SIGA." Our principal executive offices are located at 420 Lexington Avenue, Suite 601, New York, New York 10170. Our telephone number is (212) 672-9100.


                                   ----------


      Investing in the shares involves a high degree of risk. For more information, please see "Risk Factors" beginning on page 4.


                                   ----------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the SEC is effective. This preliminary prospectus is not an offer to sell not does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                                   ----------


                  The date of this prospectus is July 25, 2003

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

ABOUT SIGA TECHNOLOGIES, INC .............................................     1

RECENT DEVELOPMENTS ......................................................     3

RISK FACTORS .............................................................     4

ABOUT THIS PROSPECTUS ....................................................    14

FORWARD-LOOKING STATEMENTS ...............................................    15

USE OF PROCEEDS ..........................................................    15

SELLING STOCKHOLDERS .....................................................    15

PLAN OF DISTRIBUTION .....................................................    19

LEGAL MATTERS ............................................................    21

EXPERTS ..................................................................    21

COMMISSION'S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES ..    21

ADDITIONAL INFORMATION ...................................................    21

INCORPORATION BY REFERENCE ...............................................    22

PART II INFORMATION NOT REQUIRED IN PROSPECTUS ...........................  II-1

SIGNATURES ...............................................................  II-4

EXHIBIT INDEX ............................................................  II-5

                          ABOUT SIGA TECHNOLOGIES, INC.


      We are a technology company, whose primary focus is on biopharmaceutical product development. Our focus is on mucosal vaccines for strep throat and sexually transmitted diseases, commensal bacteria for the delivery of vaccines, novel antibiotics for gram positive and gram negative bacteria and biological warfare defense. As of the date of this prospectus, none of our products have been approved for commercial sale and, therefore, we have not generated any revenues from the commercial sale of our products. To date, we have relied on a combination of private financings, grants and collaboration agreements to fund our operations. The description of our business reflects our recent acquisition of substantially all the assets of Plexus Vaccine Inc.


                                Mucosal Vaccines

      We are developing vaccines and a delivery system for these vaccines. We are currently developing mucosal vaccines for strep throat and for sexually transmitted diseases, or "STDs." A mucosal vaccine is a vaccine that activates the immune system at the mucus-lined surfaces of the body--the mouth, the nose, the lungs and the gastrointestinal and urogenital tracts--the sites of entry for most infectious agents. The system we are developing to deliver these mucosal vaccines uses genetically engineered commensal bacteria. Commensal bacteria are harmless bacteria that naturally inhabit the body's surfaces, particularly the mucus-lined areas.

Strep Throat Vaccine Candidate

      We are developing with technology we licensed from The Rockefeller University, or "Rockefeller," a mucosal vaccine for strep throat. This vaccine has demonstrated an ability to colonize and induce both a local and systemic immune response in mice and rabbits. We are collaborating with the National Institute of Health, or "NIH," and the University of Maryland Center for Vaccine Development on the clinical development of this vaccine candidate. In December 1997, we, in cooperation with the NIH, filed an Investigational New Drug Application with the United States Food and Drug Administration, or "FDA." In September 1999, the NIH awarded us a research grant to help support the research cost of our strep program.

      The first stage of clinical trials was completed at the University of Maryland in 2000. The study showed the delivery system to be well-tolerated and that the commensal bacteria was spontaneously or easily eradicated. A second clinical trial of the commensal delivery system without the strep throat vaccine technology was initiated in 2000 at the University of Maryland. This trial was completed in January 2002 and the results corroborated the conclusions of the earlier study regarding tolerance and eradication. We are currently performing experiments to test the vaccine formulation prior to initiating Phase I human trials with the vaccine.

Sexually Transmitted Disease Vaccine Candidates

      We are developing a mucosal vaccine for STDs utilizing technology we licensed from Oregon State University and Washington University. We are primarily focused on developing a vaccine for chlamydia, the most common form of STD, and Neisseria, the agent which causes gonorrhea. As both of these STDs enter people via mucus-lined surfaces of the body, we believe that a mucosal vaccine will be a more effective delivery method than a traditional vaccine. In February 2000, we entered into an agreement with the Ross Products Division of Abbott Laboratories under which Ross provided us with funding for development of an STD vaccine. The research program was completed in late 2001. The agreement was extended through the first quarter of 2003 to permit an additional set of experiments to be conducted.

                                 Anti-Infectives

      Our anti-infectives research targets infections that are acquired in hospitals and drug-resistant bacteria. Our aim is to block the ability of bacteria to attach and colonize human tissue and to cut off infection at the first stage in the process. We are developing technologies to treat both major classes of bacteria--gram-positive and gram-negative.

Gram-Positive Antibiotic Technology

      We are developing an antibiotic technology based on the research of our founding scientists which makes it more difficult for gram-positive bacteria to attach to human tissue. Our scientists found that most gram-positive bacteria utilize a particular enzyme, a protease, to attach to and colonize human tissue. Our strategy is to develop antibiotics that inhibit the generation of protease. In 1997, we entered into a collaborative research and license agreement with the Wyeth-Ayerst Laboratories Division of American Home Products Corporation to identify and develop protease inhibitors. Wyeth has completed high throughput screening of compound libraries and is currently evaluating lead compounds. In the first quarter of 2001, we received a milestone payment from Wyeth at the beginning of screening for protease inhibitors. We also licensed technology from the University of California at Los Angeles which may be incorporated into our development of products for Wyeth.

Gram-Negative Antibiotic Technology

      We are developing a technology to inhibit the ability of gram-negative bacteria to attach to human tissue. Gram-negative bacteria utilize structures called pili to adhere to human tissue. We believe that inhibiting the assembly of pili should effectively inhibit diseases caused by these structures. In July 1999 and August 2000 we were awarded research grants from the NIH to support our development efforts in this area. We entered into agreements with Med Immune Inc., Astra AB and Washington University, pursuant to which we acquired rights to certain gram-negative antibiotic targets, products, screens and services developed at Washington University. In February 2000, we ended our collaborative relationship with Washington University on this technology, but we are still developing the technology which we acquired in the initial agreements.

Broad-Spectrum Antibiotic Technology.

      We have identified a stress response enzyme, DegP, that is conserved in both gram-positive and gram-negative bacteria. It appears to enable bacteria to deal with external stress factors such as temperature or oxygen radicals. Our scientists have found that organisms lacking a functional DegP proteinase have a decreased ability to cause disease. We believe that DegP represents a true broad-spectrum anti-infective development target. This line of research is still to early to make accurate assessments of its development.

                           Biological Warfare Defense

      We are developing a host of technologies to aid in biological warfare defense. These technologies include anti-smallpox drugs, and treatments for toxins and infections that may be used in an act of terrorism.

      The FDA has amended its regulations to make it easier to approve biological warfare defense products. In addition, the U.S. federal government increased the amount of money committed to support research in this area.

      We believe that we are particularly well-suited to contribute to this area as our Chief Scientific Officer, Dr. Dennis Hruby, has over 20 years experience working on smallpox-related research and has been leading a SIGA/Oregon State University consortium working on an anti-viral drug development program since September 2000.

                               Veterinary Vaccines

      We believe that we may be able to adapt our vaccine technology to the field of veterinary medicine. We are in discussions with a number of potential strategic partners to undertake collaborative development agreements in the field. To date, we have not concluded any agreements with these potential strategic partners. In April 2002, we executed a proof-of-concept research agreement with one of the major vaccine providers to test our commensal vector technology for veterinary application. This project has been completed and the partner company is currently evaluating the data.

                        Surface Protein Expression System

      We are developing a technology to overproduce many bacterial and human proteins. The current methods of overproducing such proteins have faced difficulties in purifying the proteins. By applying their knowledge of gram-positive bacterial protein expression, our scientists have developed our surface protein expression system, or "SPEX." Our scientists believe that SPEX eases the protein purification, as well as increasing the likelihood that the secreted proteins will be folded properly. We have recently used the SPEX system to obtain large quantities of a pure protein antigen in preclinical studies. We have commenced a program to transfer the method from a laboratory scale environment to a commercial production facility. Our business strategy is to license this technology on a non-exclusive basis for a broad range of applications.


                          Immunological Bioinformatics

      With our recent acquisition of Plexus, we believe that we possess rational vaccine design capability with which to develop both therapeutic and prophylactic vaccines against either traditional human health threats or biowarfare agents. This capability includes an artificial neural net algorithim intended for the analysis of genomic sequences and the prediction of human T-cell eptiopes, and structural biology modeling intended for the identification of B-cell epitopes and their delivery in virus-like particles. As a proof-of-principle, we are employing these technologies to formulate and test a vaccine candidate for severe acute respiratory syndrone, or SARS.


                             RECENT DEVELOPMENTS


      On May 23, 2003, we acquired substantially all of the assets of Plexus, a California corporation, in exchange for our issuance to Plexus of 1,950,000 shares of our common stock and our assumption of certain liabilities of Plexus in accordance with the terms of an asset purchase agreement dated as of May 14, 2003. We also issued options and warrants to purchase an aggregate of 190,950 shares of our common stock to certain holders of options or warrants to purchase shares of common stock of Plexus. The transaction had a total value of approximately $4.0 million.

      Pursuant to our asset purchase agreement with Plexus, we acquired certain tangible and intangible assets of Plexus, including, without limitation, licenses, intellectual property, all of the issued and outstanding capital stock of its Danish subsidiary, consulting agreements with individuals affiliated with its Danish subsidiary and rights to two awarded federal grants.

      Plexus is a rational design and development vaccine company incorporated in 2001. Prior to the asset acquisition, Plexus had operations in San Diego and a wholly-owned subsidiary in Copenhagen, Denmark. Plexus's technologies are directed toward the convergence of structural biology, pharmacogenomics and molecular immunology. For the twelve months ended December 31, 2002 and the three months ended March 31, 2003, Plexus had revenues of $172,378 and $65,100, respectively.

      In June 2003, we raised gross proceeds of $1.5 million through a private placement of our common stock. The securities purchase agreements for this private placement specified that the purchase price for each share of our common stock was $1.20. Each investor was entitled to receive a warrant to purchase one share of our common stock at an initial exercise price of $2.00 per share for every two shares of our common stock purchased by that investor. We issued to the private investors a total of 1,250,000 shares of our common stock and warrants to purchase 675,000 shares of our common stock. We collected approximately $1,350,000 in net proceeds from this offering.

      On July 10, 2003, we received a proposal for an investment in us of an aggregate amount of up to $10 million from MacAndrews & Forbes Holdings Inc. ("MacAndrews & Forbes"), a corporation wholly-owned by Ronald O. Perelman. Under the proposal, MacAndrews & Forbes would invest $1,000,000 in exchange for 694,444 shares of our common stock at a price of $1.44 per share, and warrants to purchase an additional 381,944 shares of our common stock at an exercise price of $2.00 per share. MacAndrews & Forbes would also be granted an option, exercisable through October 1, 2003, to invest up to an additional $9,000,000 in us on the same terms. The proposed transaction is subject to negotiation of definitive agreements between us and MacAndrews & Forbes. Additionally, depending on the size of MacAndrews & Forbes's investment, a portion of the transaction would be subject to stockholder approval, in accordance with the rules of the NASDAQ.


                                  RISK FACTORS

      Investing in our common stock involves a high degree of risk, and you should be able to bear losing your entire investment. You should carefully consider the risks presented by the following factors.

We have incurred operating losses since our inception and expect to incur net losses and negative cash flow for the foreseeable future.


      We incurred a net loss of $882,238 for the three months ended March 31, 2003 and incurred net losses of approximately $3.3 million and approximately $3.7 million for the years ended December 31, 2002 and 2001, respectively. As of March 31, 2003, December 31, 2002 and December 31, 2001, our accumulated deficit was approximately $30.4 million, approximately $29.5 million and approximately $26.2 million, respectively. We expect to continue to incur significant operating expenditures. However we do not foresee significant capital expenditures in the near future, other than as discussed herein. We will need to generate significant revenues to achieve and maintain profitability.


      We cannot guarantee that we will achieve sufficient revenues for profitability. Even if we do achieve profitability, we cannot guarantee that we can sustain or increase profitability on a quarterly or annual basis in the future. If revenues grow slower than we anticipate, or if operating expenses exceed our expectations or cannot be adjusted accordingly, then our business, results of operations and financial condition will be materially and adversely affected. Because our strategy includes acquisitions of other businesses, acquisition expenses and any cash used to make these acquisitions will reduce our available cash.


Our business will suffer if we are unable to raise additional funding.





      We continue to be dependent on our ability to raise money in the equity markets. There is no guarantee that we will continue to be successful in raising such funds. If we are unable to raise additional equity funds, we may be forced to discontinue or cease certain operations. We currently have sufficient operating capital to finance our operations into approximately the first quarter of 2004. With the addition of Plexus, we expect to consume cash at a rate equal to approximately $235,000 per month. Our annual operating needs vary from year to year depending upon the amount of revenue generated through grants and licenses and the amount of projects we undertake, as well as the amount of resources we expend, in connection with acquisitions all of which may materially differ from year to year and may adversely affect our business. We had an increase in selling, general and administrative expenses in the second quarter of 2003 in connection with the preparation and negotiation of definitive documents for our purchase of substantially all of the assets of Plexus. We will require additional cash flows to integrate Plexus's business with our own.


Our stock price is, and we expect it to remain, volatile, which could limit investors' ability to sell stock at a profit.

      The volatile price of our stock makes it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our common stock. These include, but are not limited to:

o publicity regarding actual or potential clinical results relating to products under development by our competitors or us;

o delay or failure in initiating, completing or analyzing pre-clinical or clinical trials or the unsatisfactory design or results of these trials;

o     achievement or rejection of regulatory approvals by our competitors or us;

o announcements of technological innovations or new commercial products by our competitors or us;

o     developments concerning proprietary rights, including patents;

o     developments concerning our collaborations;

o     regulatory developments in the United States and foreign countries;

o     economic or other crises and other external factors;

o period-to-period fluctuations in our revenues and other results of operations;

o     changes in financial estimates by securities analysts; and

o     sales of our common stock.

      Additionally, because there is not a high volume of trading in our stock, any information about SIGA in the media may result in significant volatility in our stock price.

      We will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

      In addition, the stock market in general, and the market for biotechnology companies in particular, has experienced extreme price and volume fluctuations that may have been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

      The following table presents the high and low bid range of our stock for the past eight quarters.

                                    Bid Range


      2001                                                High        Low
      ----                                               -----       -----
      Third Quarter ..............................       $4.05       $2.24
      Fourth Quarter .............................       $5.21       $1.91

      2002                                                High        Low
      ----                                               -----       -----
      First Quarter ..............................       $2.91       $2.01
      Second Quarter .............................       $2.63       $0.81
      Third Quarter ..............................       $1.39       $0.65
      Fourth Quarter .............................       $2.15       $0.65

      2003                                                High        Low
      ----                                               -----       -----
      First Quarter ..............................       $1.48       $1.02
      Second Quarter .............................       $1.91       $1.09

We are in various stages of product development and there can be no assurance of successful commercialization.




      Our research and development programs are in early stages of development. The strep vaccine program is in Phase I clinical trials. All other programs are in the pre-clinical stage of development. Our biological warfare defense products do not need human clinical trials for approval by the FDA. We will need to perform two animal models and provide safety data for a product to be approved. Our other products will be subject to the approval guidelines under FDA regulatory requirements which include a number of phases of testing in humans.

      The FDA has not approved any of our biopharmaceutical product candidates. Any drug candidates developed by us will require significant additional research and development efforts, including extensive pre-clinical and clinical testing and regulatory approval, prior to commercial sale. We cannot be sure our approach to drug discovery will be effective or will result in the development of any drug. We cannot expect that any drugs resulting from our research and development efforts will be commercially available for many years, if at all.

      We have limited experience in conducting pre-clinical testing and clinical trials. Even if we receive initially positive pre-clinical or clinical results, such results do not mean that similar results will be obtained in the later stages of drug development, such as additional pre-clinical testing or human clinical trials. All of our potential drug candidates are prone to the risks of failure inherent in pharmaceutical product development, including the possibility that none of our drug candidates will or can:

      o     be safe, non-toxic and effective;

      o     otherwise meet applicable regulatory standards;

      o     receive the necessary regulatory approvals;

      o     develop into commercially viable drugs;

      o     be manufactured or produced economically and on a large scale;

      o     be successfully marketed;

      o     be reimbursed by government and private insurers; and

      o     achieve customer acceptance.

      In addition, third parties may preclude us from marketing our drugs through enforcement of their proprietary rights, or third parties may succeed in marketing equivalent or superior drug products. Our failure to develop safe, commercially viable drugs would have a material adverse effect on our business, financial condition and results of operations.


Most of our immediately foreseeable future revenues are contingent upon collaborative and license agreements and we may not achieve sufficient revenues from these agreements to attain profitability.





      Until and unless we successfully make a product, our ability to generate revenues will largely depend on our ability to enter into additional collaborative and license agreements with third parties and maintain the agreements we currently have in place. Substantially all of our revenues for the three months ended March 31, 2003 and for the years ended December 31, 2002 and 2001, respectively, were derived from revenues related to collaborative and license agreements. We will receive little or no revenues under our collaborative agreements if our collaborators' research, development or marketing efforts are unsuccessful, or if our agreements are terminated early. Additionally, if we do not enter into new collaborative agreements, we will not receive future revenues from new sources. Our future revenue is substantially dependent on the continuing grant and contract work being performed for the NIH which expires in May 2004 and the U.S. Army which expires at the end of December 2007. These agreements are for specific work to be performed under the agreements and could only be canceled by the other party thereto for non-performance by the other party thereto.

      Several factors will affect our future receipt of revenues from collaborative arrangements, including the amount of time and effort expended by our collaborators, the timing of the identification of useful drug targets and the timing of the discovery and development of drug candidates. Under our existing agreements, we may not earn significant milestone payments until our collaborators have advanced products into clinical testing, which may not occur for many years, if at all.

      We have material agreements with the following collaborators:

      o The Rockefeller University. The term of our agreement with Rockefeller is for the duration of the patents and a number of pending patents. As we do not currently know when any patents pending or future patents will expire, we cannot at this time definitively determine the term of this agreement. The agreement can be terminated earlier if we are in breach of the provisions of the agreement and do not cure the breach in the allowed cure period. We are current in all obligations under the contract.

      o Oregon State University ("OSU"). We have two agreements with OSU. OSU is a signatory of our agreement with Rockefeller. The term of this agreement is for the duration of the patents and a number of pending patents. As we do not currently know when any patents pending or future patents will expire, we cannot at this time definitively determine the term of this agreement. The agreement can be terminated earlier if we are in breach of the provisions of the agreement and do not cure the breach in the allowed cure period. We are current in all obligations under the contract. We have also entered into a sub-contract agreement with OSU for us to perform work under a grant OSU has from the NIH. The sub-contract agreement is renewable annually and the current terms expire on August 31, 2003. The agreement can be terminated earlier if we are in breach of the provisions of the agreement and do not cure the breach in the allowed cure period. We are current in all our obligations under the sub-contract agreement.

      o Wyeth. Our license agreement expires on the earlier of June 30, 2007 or the last to expire patent that we have sub-licensed to them. Wyeth has the right to terminate the agreement on 90 days written notice. If terminated, all rights granted to Wyeth will revert to us, except for any compound identified by Wyeth prior to the date of termination and subject to the milestones and royalty obligations of the agreement.

      o National Institutes of Health. Under our collaborative agreement with the NIH, it is required to conduct and pay for the clinical trials of our strep vaccine product through phase II human trails. The NIH can terminate the agreement on 60 days written notice. If terminated, we receive copies of all data, reports and other information related to the trials. If terminated, we would have to find another source of funds to continue to conduct the trials. We are party to another collaborative agreement with the NIH under which we received a grant for approximately $865,000. The term of this agreement expires in May 2004. We are paid as the work is performed and the agreement can be cancelled for non-performance. We are current in all our obligations under this agreement.


      o Washington University. We have licensed certain technology from Washington under a non-exclusive license agreement. The term of our agreement with Washington is for the duration of the patents and a number of pending patents. As we do not currently know when any patents pending or future patents will expire, we cannot at this time definitively determine the term of this agreement. The agreement cannot be terminated unless we fail to pay our share of the joint patent costs for the technology licensed. We have currently met all our obligations under this agreement.

      o Regents of the University of California. We have licensed certain technology from Regents under an exclusive license agreement. We are required to pay minimum royalties under this agreement. This agreement is related to our agreement with Wyeth and expires at the same time as that agreement. It can be cancelled earlier if we default on our obligations or if Wyeth cancels its agreement with SIGA and we are not able to find a replacement for Wyeth. We have currently met all our obligations under this agreement.


      o MolSoft LLC. We have licensed certain technology from Molsoft under a non-exclusive license agreement. The term of our license agreement with Molsoft is five years and expires on June 11, 2006, unless extended by the mutual consent of both parties. The agreement can be terminated earlier if we are in breach of the provisions of the agreement and do not cure the breach within the 30 day cure period. We are current in all obligations under this agreement.

      o Messrs. Brunak and Buus. We have licensed certain technology from Soeren Brunak and Soeren Buus under an exclusive license agreement. The term of our agreement with Messrs. Brunak and Buus is for the duration of certain identified patents held by them and a number of pending patents filed by them. As we do not currently know when any patents pending or future patents will expire, we cannot at this time definitively determine the term of this agreement. The agreement can be terminated earlier if we are in breach of the provisions of the agreement and do not cure the breach within the 90 day cure period. We have currently met all our obligations under this agreement.

      o Technical University of Denmark BioCentrum-DTU ("DTU"). We have licensed certain technology from DTU under an exclusive license agreement. The term of our license agreement with DTU is two years and expires on June 20, 2004, unless extended by the mutual consent of both parties. The agreement can be terminated if we are in breach of the provisions of the agreement and do not cure the breach within the 90 day cure period. We are current in all obligations under this agreement.


We may face limitations on our ability to attract suitable acquisition opportunities or to integrate additional acquired businesses and the failure to consummate an acquisition may significantly drain our resources.

      As part of our business strategy we expect to enter into business combinations and acquisitions. Some of these transactions could be material in size and scope. While we will continually be searching for additional acquisition opportunities, we may not be successful in identifying suitable acquisitions. We compete for acquisition candidates with other entities, some of which have greater financial and other resources than we have. Increased competition for acquisition candidates may make fewer acquisition candidates available to us and may cause acquisitions to be made on less attractive terms, such as higher purchase prices. Acquisition costs may increase to levels that are beyond our financial capability or that would adversely affect our results of operations and financial condition.

      Our ability to make acquisitions will depend in part on the relative attractiveness of shares of our common stock as consideration for potential acquisition candidates. This attractiveness may depend largely on the relative market price, our ability to register common stock and capital appreciation prospects of our common stock. If the market price of our common stock were to decline materially over a prolonged period of time, our acquisition program could be materially adversely affected. Failure to making an acquisition will limit our ability to grow, but will not be central to our continued existence. Costs associated with failed acquisitions, such as our plans to merge with Allergy Therapeutics and Hypernix, may result in significant operating costs that may need to be financed from operations or from additional equity capital. The total costs associated with the failed acquisition of Allergy Therapeutics were approximately $625,000, of which approximately $200,000 remain unpaid. These costs were associated with professional fees for attorneys and accountants. Additionally, there was significant time spent by our management in the contemplated transaction. The proposed Hypernix transaction resulted in expenses of $511,000 for advances made to them. We recovered approximately $85,000 from them.


      Additionally, we have recently acquired substantially all of the assets of Plexus. We will require additional cash flow to integrate Plexus's business with our own, and we will be materially adversely affected if we do not successfully do so.

We may have difficulty managing our growth.




      We expect to experience growth in the number of our employees and the scope of our operations. This growth has placed, and may continue to place, a significant strain on our management and operations. Our ability to manage this growth will depend upon our ability to broaden our management team and our ability to attract, hire and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational and other systems and to hire, train and manage our employees.

We may not be able to consummate potential acquisitions or an acquisition may not enhance our business or may decrease rather than increase our earnings.

      In the future, we may issue additional securities in connection with one or more acquisitions, which may dilute our existing shareholders. Future acquisitions could also divert substantial management time and result in short term reductions in earnings or special transaction or other charges. In addition, we cannot guarantee that we will be able to successfully integrate the businesses that we may acquire into our existing business. Our shareholders may not have the opportunity to review, vote on or evaluate future acquisitions.


The biopharmaceutical market in which we compete and will compete is highly competitive.




      The biopharmaceutical industry is characterized by rapid and significant technological change. Our success will depend on our ability to develop and apply our technologies in the design and development of our product candidates and to establish and maintain a market for our product candidates. There also are many companies, both public and private, including major pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions engaged in developing pharmaceutical and biotechnology products. Many of these companies have substantially greater financial, technical, research and development, and human resources than us. Competitors may develop products or other technologies that are more effective than any that are being developed by us or may obtain FDA approval for products more rapidly than us. If we commence commercial sales of products, we still must compete in the manufacturing and marketing of such products, areas in which we have no experience. Many of these companies also have manufacturing facilities and established marketing capabilities that would enable such companies to market competing products through existing channels of distribution. Two companies with similar profiles are VaxGen, Inc. which is developing vaccines against anthrax, Smallpox and HIV/AIDS; and Avant Immunotherapeutics, Inc. which has vaccine programs for agents of biological warfare.

Because we must obtain regulatory clearance to test and market our products in the United States, we cannot predict whether or when we will be permitted to commercialize our products.

      A pharmaceutical product cannot be marketed in the U.S. until it has completed rigorous pre-clinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA. Pharmaceutical products typically take many years to satisfy regulatory requirements and require the expenditure of substantial resources depending on the type, complexity and novelty of the product.

      Before commencing clinical trials in humans, we must submit and receive clearance from the FDA by means of an Investigational New Drug ("IND") application. Institutional review boards and the FDA oversee clinical trials and such trials:

      o must be conducted in conformance with the FDA's good laboratory practice regulations;

      o     must meet requirements for institutional review board oversight;

      o     must meet requirements for informed consent;

      o must meet requirements for good clinical and manufacturing practices;

      o     are subject to continuing FDA oversight;

      o     may require large numbers of test subjects; and

      o may be suspended by us or the FDA at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND application or the conduct of these trials.

      Before receiving FDA clearance to market a product, we must demonstrate that the product is safe and effective on the patient population that will be treated. Data we obtain from preclinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory clearances. Additionally, we have limited experience in conducting and managing the clinical trials and manufacturing processes necessary to obtain regulatory clearance.

      If regulatory clearance of a product is granted, this clearance will be limited only to those states and conditions for which the product is demonstrated through clinical trials to be safe and efficacious. We cannot ensure that any compound developed by us, alone or with others, will prove to be safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive marketing clearance.

If our technologies or those of our collaborators are alleged or found to infringe the patents or proprietary rights of others, we may be sued or have to license those rights from others on unfavorable terms.

      Our commercial success will depend significantly on our ability to operate without infringing the patents and proprietary rights of third parties. Our technologies, along with our licensors' and our collaborators' technologies, may infringe the patents or proprietary rights of others. If there is an adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office, then we, or our collaborators an licensors, could be subjected to significant liabilities, required to license the disputed rights from or to other parties and/or required to cease using a technology necessary to carry out research, development and commercialization. At present we are unaware of any or potential infringement claims against our or our licensors' or collaborators' patent portfolios.

      The costs to establish the validity of patents, to defend against patent infringement claims of others and to assert infringement claims against others can be expensive and time consuming, even if the outcome is favorable. An outcome of any patent prosecution or litigation that is unfavorable to us or one of our licensors or collaborators may have a material adverse effect on us. We could incur substantial costs if we are required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our licensors or collaborators or if we initiate such suits. We may not have sufficient funds or resources in the event of litigation. Additionally, we may not prevail in any such action.

      Any conflicts resulting from third-party patent applications and patents could significantly reduce the coverage of the patents owned, optioned by or licensed to us or our collaborators and limit our ability or that of our collaborators to obtain meaningful patent protection. If patents are issued to third parties that contain competitive or conflicting claims, we, our licensors or our collaborators may be legally prohibited from researching, developing or commercializing of potential products or be required to obtain licenses to these patents or to develop or obtain alternative technology. We, our licensors and/or our collaborators may be legally prohibited from using patented technology, may not be able to obtain any license to the patents and technologies of third parties on acceptable terms, if at all, or may not be able to obtain or develop alternative technologies.

      In addition, like many biopharmaceutical companies, we may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities conducted by us. We and/or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations.


Our ability to compete may decrease if we do not adequately protect our intellectual property rights.




      Our commercial success will depend in part on our and our collaborators' ability to obtain and maintain patent protection for our proprietary technologies, drug targets and potential products and to effectively preserve our trade secrets. Because of the substantial length of time and expense associated with bringing potential products through the development and regulatory clearance processes to reach the marketplace, the pharmaceutical industry places considerable importance on obtaining patent and trade secret protection. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, we cannot predict the type and breadth of claims allowed in these patents.

      We have licensed the rights to seven issued United States patents and two issued European patents. These patents have varying lives and they are related to the technology licensed from Rockefeller University for the strep and gram positive products. We have three additional patent applications in the U.S. and three applications in Europe relating to this technology. We are joint owner with Washington University of four issued patents in the U.S. and one in Europe. In addition, there are seven co-owned patent applications in the U.S. and one in Europe. These patents are for the technology used for the gram-negative product opportunities. We are also exclusive owner of two U.S. patents and three U.S. patent applications. Furthermore, there are three U.S. patent applications and two European applications. These patents relate to our DegP product opportunities.


-----------------------------------------------------------------------------------------------------------
                            Number Licensed
                                  from             Number            Number
                              Rockefeller      Co-owned with        Owned by      Years of Expiration Dates
     PATENTS                     Univ.        Washington Univ.        SIGA                of Patents
-----------------------------------------------------------------------------------------------------------
U.S.                               7                 4                 2           2013, 2014 (3 patents),
                                                                                      2015 (3 patents),
                                                                                   2016 (2 patents), 2017,
                                                                                   2019 (2 patents), 2020
-----------------------------------------------------------------------------------------------------------
Europe                             2                 1                                2004, 2009, 2010
-----------------------------------------------------------------------------------------------------------
Japan                              4                                                  2004 (2 patents),
                                                                                         2010, 2012
-----------------------------------------------------------------------------------------------------------
Australia                          6                 1                                2004, 2009, 2013,
                                                                                      2014 (2 patents),
                                                                                         2015, 2016
-----------------------------------------------------------------------------------------------------------
Canada                             3                                                  2004, 2010, 2019
-----------------------------------------------------------------------------------------------------------
Mexico                             1                                                        2016
-----------------------------------------------------------------------------------------------------------
     APPLICATIONS
----------------------------------------------------------------------------
U.S.                               3                 7                 3
----------------------------------------------------------------------------
Europe                             3                                   2
----------------------------------------------------------------------------
Japan                              2                 1                 2
----------------------------------------------------------------------------
Canada                             5                 1                 2
----------------------------------------------------------------------------
Hungary                            1
----------------------------------------------------------------------------
China                              1
----------------------------------------------------------------------------
Korea                              1
----------------------------------------------------------------------------
New Zealand                                          1
----------------------------------------------------------------------------
Australia                                                              2
----------------------------------------------------------------------------


      We also rely on copyright protection, trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of trade secrets and proprietary information, we require our employees, consultants and some collaborators to execute confidentiality and invention assignment agreements upon commencement of a relationship with us. These agreements may not provide meaningful protection for our trade secrets, confidential information or inventions in the event of unauthorized use or disclosure of such information, and adequate remedies may not exist in the event of such unauthorized use or disclosure.


We depend on a key employee in a competitive market for skilled personnel.




      We are highly dependent on Dr. Dennis Hruby, our Chief Scientific Officer. We currently have an employment agreement which expires on December 31, 2005 with Dr. Hruby who we consider to be a "key employee." The loss of his services prior to the termination of his employment agreement would have a material adverse effect on our business. We do not maintain a key person life insurance policy on the life of any employee.

      Our future success also will depend in part on the continued service of our key scientific, software, bioinformatics and management personnel and our ability to identify, hire and retain additional personnel, including, when we have a product for commercialization, customer service, marketing and sales staff. We experience intense competition for qualified personnel. We may not be able to continue to attract and retain personnel necessary to develop our business.


Our activities involve hazardous materials and may subject us to environmental regulatory liabilities.





      Our biopharmaceutical research and development involves the controlled use of hazardous and radioactive materials and biological waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with legally prescribed standards, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for damages, and this liability could exceed our resources. The research and development activities of our company do not produce any unusual hazardous products. We do use small amounts of radioactive substances, including 32P, 35S and 3H, which are stored, used and disposed of in accordance with Nuclear Regulatory Commission regulations. We maintain general liability insurance in the amount of approximately $3,000,000 and we believe this amount should be sufficient to cover any contingent losses.


      We believe that we are in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material additional capital expenditures for environmental control facilities in the near term. However, we may have to incur significant costs to comply with current or future environmental laws and regulations.

Our potential products may not be acceptable in the market or eligible for third party reimbursement resulting in a negative impact on our future financial results.

      Any products successfully developed by us or our collaborative partners may not achieve market acceptance. The antibiotic products which we are attempting to develop will compete with a number of well-established traditional antibiotic drugs manufactured and marketed by major pharmaceutical companies. The degree of market acceptance of any of our products will depend on a number of factors, including:

      o the establishment and demonstration in the medical community of the clinical efficacy and safety of such products,

      o the potential advantage of such products over existing treatment methods, and

      o     reimbursement policies of government and third-party payors.

      Physicians, patients or the medical community in general may not accept or utilize any products that we or our collaborative partners may develop. Our ability to receive revenues and income with respect to drugs, if any, developed through the use of our technology will depend, in part, upon the extent to which reimbursement for the cost of such drugs will be available from third-party payors, such as government health administration authorities, private health care insurers, health maintenance organizations, pharmacy benefits management companies and other organizations. Third-party payors are increasingly disputing the prices charged for pharmaceutical products. If third-party reimbursement was not available or sufficient to allow profitable price levels to be maintained for drugs developed by us or our collaborative partners, it could adversely affect our business.


If our products harm people, we may experience product liability claims that may not be covered by insurance.




      We face an inherent business risk of exposure to potential product liability claims in the event that drugs we develop are alleged to cause adverse effects on patients. Such risk exists for products being tested in human clinical trials, as well as products that receive regulatory approval for commercial sale. We may seek to obtain product liability insurance with respect to drugs we and/or or our collaborative partners develop. However, we may not be able to obtain such insurance. Even if such insurance is obtainable, it may not be available at a reasonable cost or in a sufficient amount to protect us against liability.

We may be required to perform additional clinical trials or change the labeling of our products if we or others identify side effects after our products are on the market, which could harm sales of the affected products.

      If we or others identify side effects after any of our products, if any, after they are on the market, or if manufacturing problems occur:

      o     regulatory approval may be withdrawn;

      o reformulation of our products, additional clinical trials, changes in labeling of our products may be required;

      o changes to or re-approvals of our manufacturing facilities may be required;

      o     sales of the affected products may drop significantly;

      o     our reputation in the marketplace may suffer; and

      o     lawsuits, including class action suits, may be brought against us.

      Any of the above occurrences could harm or prevent sales of the affected products or could increase the costs and expenses of commercializing and marketing these products.

Health care reform and controls on health care spending may limit the price we charge for any products and the amounts thereof that we can sell.


      The U.S. federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided in the U.S. Potential approaches and changes in recent years include controls on health care spending and the creation of large purchasing groups. In the future, the U.S. government may institute further controls and limits on Medicare and Medicaid spending. These controls and limits might affect the payments we could collect from sales of our products. Uncertainties regarding future health care reform and private market practices could adversely affect our ability to sell any products profitably in the U.S. We are not currently aware of any recent material change in the healthcare market that could result in government intervention in our business. As we do not currently have a commercial product, we are not able to speculate with any assurance on changes in the health care market which may, in the future, be material to us.

The manufacture of genetically engineered commensals is a time-consuming and complex process which may delay or prevent commercialization of our products, or may prevent our ability to produce an adequate volume for the successful commercialization of our products.

      Although our management believes that we have the ability to acquire or produce quantities of genetically engineered commensals sufficient to support our present needs for research and our projected needs for our initial clinical development programs, management believes that improvements in our manufacturing technology will be required to enable us to meet the volume and cost requirements needed for certain commercial applications of commensal products. Products based on commensals have never been manufactured on a commercial scale. The manufacture of all of our products will be subject to current GMP requirements prescribed by the FDA or other standards prescribed by the appropriate regulatory agency in the country of use. There can be no assurance that we will be able to manufacture products, or have products manufactured for us, in a timely fashion at acceptable quality and prices, that we or third party manufacturers can comply with GMP or that we or third party manufacturers will be able to manufacture an adequate supply of product.

The future issuance of preferred stock may adversely effect the rights of the holders of our common stock.




      Our certificate of incorporation allows our Board of Directors to issue up to 10,000,000 shares of preferred stock and to fix the voting powers, designations, preferences, rights and qualifications, limitations or restrictions of these shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and could be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control.


Concentration of ownership of our capital stock could delay or prevent change of control.




      Our directors, executive officers and principal stockholders beneficially own a significant percentage of our common stock and preferred stock. They also have, through the exercise or conversion of certain securities, the right to acquire additional common stock. As a result, these stockholders, if acting together, have the ability to significantly influence the outcome of corporate actions requiring shareholder approval. Additionally, this concentration of ownership may have the effect of delaying or preventing a change in control of SIGA. At December 31, 2002, directors, officers and principal stockholders beneficially own approximately 37% of our outstanding capital stock.

                              ABOUT THIS PROSPECTUS


      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC"). The prospectus relates to 7,991,928 shares of our common stock which the selling stockholders named in this prospectus may sell from time to time. We will not receive any of the proceeds from these sales but we may receive proceeds from the exercise of warrants held by the selling stockholders. We have agreed to pay the expenses incurred in registering the shares, including legal and accounting fees.


      The shares have not been registered under the securities laws of any state or other jurisdiction as of the date of this prospectus. Brokers or dealers should confirm the existence of an exemption from registration or effectuate such registration in connection with any offer and sale of the shares.

      This prospectus describes certain risk factors that you should consider before purchasing the shares. See "Risk Factors" beginning on page 4. You should read this prospectus together with the additional information described under the heading "Where You Can Find More Information."

                           FORWARD-LOOKING STATEMENTS

      This prospectus and the other reports we have filed with the SEC, contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the "Securities Act," and Section 21E of the Securities Exchange Act of 1934, as amended, or the "Exchange Act." The words or phrases "can be", "expects", "may affect", "may depend", "believes", "estimate", "project", and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and we caution you that any forward-looking information provided by or on behalf of SIGA is not a guarantee of future performance. Our actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some of which are beyond our control, in addition to those risks discussed in "Risk Factors" in this prospectus and in our other public filings, press releases and statements by our management, including (i) the volatile and competitive nature of the biotechnology industry, (ii) changes in domestic and foreign economic and market conditions, and (iii) the effect of federal, state and foreign regulation on our businesses. All forward-looking statements are current only as of the date on which such statements were made. We do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

                                 USE OF PROCEEDS


      The net proceeds from the sale of the shares of common stock offered will be received by the selling stockholders. We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders but we may receive proceeds from the exercise of the warrants held by the selling stockholders. We will use proceeds from the exercise of warrants as general working capital.


                              SELLING STOCKHOLDERS


      The table below sets forth information regarding ownership of our common stock by the selling stockholders as of July 21, 2003, and the shares of common stock to be sold by them under this prospectus. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. SEC rules require that the number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying warrants or options held by such person that are exercisable within 60 days of July 21, 2003. As of July 21, 2003 16,455,238 shares of our common stock were outstanding.

                                                  Securities Owned Prior to Offering            Securities Owned After Offering
                                              ------------------------------------------        -------------------------------
                                                                               Shares of
                                                                             Common Stock          Number of
                                               Shares of        Percent of     Offered             Shares of      Percent of
Name of Selling Stockholder                   Common Stock     Common Stock     Hereby            Common Stock   Common Stock
---------------------------------------       ------------     ------------  ------------         ------------   ------------
Murray Alon ...........................         50,000              *           50,000                  0              0
Leonard Cohen .........................         25,000              *           25,000                  0              0
Marvin Sheeber ........................         50,000              *           50,000                  0              0
Ronald Schaffer .......................         25,000              *           25,000                  0              0
Robert Walker .........................         12,500              *           12,500                  0              0
Jerome Belson .........................         50,000              *           50,000                  0              0
Robert Karsten, DDS ...................         50,000              *           50,000                  0              0
Guy Michael Dart ......................         50,000              *           50,000                  0              0
Jeanette Dart .........................         12,500              *           12,500                  0              0
Robert M. Rosenblum ...................         25,000              *           25,000                  0              0
Gerald Brauser ........................        100,000              *          100,000                  0              0
Maximillian Santos ....................         22,727              *           22,727                  0              0
Bruce B. Federman .....................         25,000              *           25,000                  0              0
Leo Berman ............................         18,750(1)           *           18,750(1)               0              0

                                                  Securities Owned Prior to Offering            Securities Owned After Offering
                                              ------------------------------------------        -------------------------------
                                                                               Shares of
                                                                             Common Stock          Number of
                                               Shares of        Percent of     Offered             Shares of      Percent of
Name of Selling Stockholder                   Common Stock     Common Stock     Hereby            Common Stock   Common Stock
---------------------------------------       ------------     ------------  ------------         ------------   ------------
E. Gerald Kay .........................         75,000(2)           *           75,000(2)               0              0
Delores Bowman ........................         87,500(3)           *           87,500(3)               0              0
C. Ames Byrd & Donna Byrd
     JTWROS ...........................         75,000(2)           *           75,000(2)               0              0
Paul Becker ...........................        150,000(4)           *          150,000(4)               0              0
Kevin Hurley ..........................         75,000(2)           *           75,000(2)               0              0
Dennis Levine .........................         62,500(3)           *           62,500(3)               0              0
Urs Brunner ...........................        150,000(4)           *          150,000(4)               0              0
Lance Investments Holdings Ltd. .......        150,000(4)           *          150,000(4)               0              0
Henderson Orthopedics Profit
     Sharing Plan .....................         37,500(3)           *           37,500(3)               0              0
Kenneth Wilk ..........................         64,773(3)           *           64,773(3)               0              0
Tis Prager ............................         75,000(2)           *           75,000(2)               0              0
Keys Foundation .......................        112,500(5)           *          112,500(5)               0              0
Israel Cohen ..........................         75,000(2)           *           75,000(2)               0              0
Lindsay E. Dart .......................         75,000(2)           *           75,000(2)               0              0
Joseph Giamanco .......................        150,000(4)           *          150,000(4)               0              0
Warren Gilbert & Marianne Gilbert
     JT IN THE ENTIRETY ...............         37,500(3)           *           37,500(3)               0              0
Bruno Widmer ..........................         37,500(3)           *           37,500(3)               0              0
Harold Miller .........................         31,250(1)           *           31,250(1)               0              0
Daniel Orenstein ......................         31,250(1)           *           31,250(1)               0              0
Frank Lagano ..........................         62,500(3)           *           62,500(3)               0              0
Ronald J. Menello .....................         75,000(2)           *           75,000(2)               0              0
Bridge Ventures, Inc. .................        300,000(6)         1.8%         300,000(6)               0              0
Langley Partners ......................        366,667(7)         2.2%         300,000             66,667(7)           *
Gryphpon Master Fund, L.P. ............        500,000(8)         3.0%         400,000            100,000(8)           *
Cranshire Capital .....................        408,333(9)         2.5%         200,000            208,333(9)         1.3%
Alfons Melohn .........................        643,478(10)        3.9%         400,000            243,478(11)        1.5%
First Montauk .........................         26,736(12)          *           26,736(12)              0              0
Christine Walker ......................          3,176(13)          *            3,176(13)              0              0
Kevin J. Martin .......................         74,169(14)          *           74,169(14)              0              0
Daniel Walsh ..........................         74,169(14)          *           74,169(14)              0              0
Michael Jacks .........................         10,000(15)          *           10,000(15)              0              0
Gary J. Shemano .......................         40,000(16)          *           40,000(16)              0              0
Willaim Corbett .......................         40,000(16)          *           40,000(16)              0              0
Scarborough, Ltd. .....................         10,228(17)          *           10,228(17)              0              0
The Promotion Factory .................         65,000(18)          *           65,000(18)              0              0
Bridington Ltd. .......................         65,000(18)          *           65,000(18)              0              0
Michael Gruber ........................          2,500(19)          *            2,500(19)              0              0
Mich B. Hein ..........................          3,000(20)          *            3,000(20)              0              0
Stephen Koonin ........................          2,500(19)          *            2,500(19)              0              0
Myron Levine ..........................          3,000(20)          *            3,000(20)              0              0
Robert Modlin, M.D ....................          8,000(21)          *            8,000(21)              0              0
Glenn Songer ..........................          3,000(20)          *            3,000(20)              0              0
Jesus Velasco .........................          3,000(20)          *            3,000(20)              0              0
VCE Capital, Inc. .....................          1,250(22)          *            1,250(22)              0              0
GCWF Investment Partners ..............          1,000(23)          *            1,000(23)              0              0
T. Knox Bell ..........................          1,000(23)          *            1,000(23)              0              0
Nancy & Edward Fody ...................        178,754(24)        1.1%         178,754(24)              0              0
Bernard L. Kasten .....................        308,801(25)        1.9%         308,801(25)              0              0
Rockport Venture Partners, LLC ........          5,100(26)          *            5,100(26)              0              0
IIG Equity Opportunities Fund Ltd. ....        300,000(8)         1.8%         300,000(8)               0              0
Spiga Limited .........................        975,000(27)        5.8%         975,000(27)              0              0
Venezuela Recovery Fund N.V ...........         75,000(2)           *           75,000(2)               0              0

                                                  Securities Owned Prior to Offering            Securities Owned After Offering
                                              ------------------------------------------        -------------------------------
                                                                               Shares of
                                                                             Common Stock          Number of
                                               Shares of        Percent of     Offered             Shares of      Percent of
Name of Selling Stockholder                   Common Stock     Common Stock     Hereby            Common Stock   Common Stock
---------------------------------------       ------------     ------------  ------------         ------------   ------------
Steve Horowitz ........................         37,500(3)           *           37,500(3)               0              0
Jay Lobell ............................        150,000(4)           *          150,000(4)               0              0
Christoph Bruening ....................         37,500(3)           *           37,500(3)               0              0
SAGGI Capital Corp. ...................         30,000(28)          *           30,000(28)              0              0
Willstar Consultants, Inc. ............         20,000(29)          *           20,000(29)              0              0
Euroba Management Limited .............        125,000(30)          *          125,000(30)              0              0
A.J. International Corporate
     Holdings, Ltd. ...................         22,308              *           22,308                  0              0
Ruben Abagyan .........................         91,924(31)          *           91,924(31)              0              0
Camilio A. Amendado ...................         51,532              *           51,532                  0              0
Samuel Anderson .......................        118,837(32)          *          118,837(32)              0              0
James & Laurie Antal TTEES,
     Antal Trust 2000 .................         11,154              *           11,154                  0              0
Ted Bauer .............................         18,962              *           18,962                  0              0
T. Knox Bell, trustee UTA 3-3-94 ......         11,243              *           11,243                  0              0
BioAbility LLC ........................          2,231              *            2,231                  0              0
Andreas Bremer ........................         11,154              *           11,154                  0              0
Roger Brent ...........................          4,462              *            4,462                  0              0
Susan K. Burgess ......................        315,783            1.9%         315,783                  0              0
Danish Technical University ...........         11,154              *           11,154                  0              0
Robert J. Deans .......................         22,308              *           22,308                  0              0
Alfred G. Ferris ......................         28,722              *           28,722                  0              0
GCWF Investment Partners II ...........         11,243              *           11,243                  0              0
Juerg F. Geigy ........................        206,202            1.3%         206,202                  0              0
Diana Gomez ...........................         36,436              *           36,436                  0              0
Hematec, Inc. .........................         11,154              *           11,154                  0              0
James Holland .........................         36,436              *           36,436                  0              0
James D. Kasten .......................         46,939              *           46,939                  0              0
Edward Lanphier .......................         91,710              *           91,710                  0              0
Ole Lund ..............................            446              *              446                  0              0
The Maggio Family Trust Dated
     April 11, 1997 ...................        111,541              *          111,541                  0              0
Steven Mark ...........................         36,436              *           36,436                  0              0
Mark Ventures LLC .....................          5,577              *            5,577                  0              0
Ernst Pernet ..........................          5,577              *            5,577                  0              0
Rutherglen Ltd. .......................        120,239              *          120,239                  0              0
Benjamin Seibel .......................            446              *              446                  0              0
Gregory Shlopak .......................          6,692              *            6,692                  0              0
Structural Bioinformatics, Inc. .......         13,385              *           13,385                  0              0
Mary Sumner ...........................         27,331(33)          *           27,331(33)              0              0
Neal R. Sunderman .....................         11,154              *           11,154                  0              0
Ralf von Ziegesar .....................          5,577              *            5,577                  0              0
MolSoft LLC ...........................         44,616              *           44,616                  0              0
Samuel D. Anderson, Trustee of
     the Samuel and Mary Ann
     Anderson Trust UTD 3-22-79 .......        112,587              *          112,587                  0              0




----------
*     Less than one percent

(1)   Includes 6,250 shares of common stock issuable upon exercises of warrants.

(2) Includes 25,000 shares of common stock issuable upon exercises of warrants.

(3) Includes 12,500 shares of common stock issuable upon exercises of warrants.

(4) Includes 50,000 shares of common stock issuable upon exercises of warrants.

(5) Includes 37,500 shares of common stock issuable upon exercises of warrants.

(6) Includes 250,000 shares of common stock issuable upon exercises of warrants.

(7) Includes 66,667 shares of common stock issuable upon exercises of warrants.

(8) Includes 100,000 shares of common stock issuable upon exercises of warrants.

(9) Includes 208,333 shares of common stock issuable upon exercises of warrants.


(10) Includes 243,478 shares of common stock issuable upon exercises of warrants held prior to this offering and 100,000 shares of common stock issuable upon exercise of warrants pursuant to the securities purchase agreement dated June 20, 2003.

(11) Includes 243,478 shares of common stock issuable upon exercises of warrants.





(12)  Includes 26,736 shares of common stock issuable upon exercise of warrants.





(13)  Includes 3,176 shares of common stock issuable upon exercises of warrants.





(14) Includes 74,169 shares of common stock issuable upon exercises of warrants.





(15) Includes 10,000 shares of common stock issuable upon exercises of warrants.





(16) Includes 40,000 shares of common stock issuable upon exercises of warrants.





(17) Includes 10,228 shares of common stock issuable upon exercises of warrants.





(18)  Includes 65,000 shares of common stock issuable upon exercises of options.

(19)  Includes 2,500 shares of common stock issuable upon exercise of warrants.

(20)  Includes 3,000 shares of common stock issuable upon exercise of warrants.

(21)  Includes 8,000 shares of common stock issuable upon exercise of warrants.

(22)  Includes 1,250 shares of common stock issuable upon exercise of warrants.

(23)  Includes 1,000 shares of common stock issuable upon exercise of warrants.

(24)  Includes 5,000 shares of common stock issuable upon exercise of warrants.

(25)  Includes 1,350 shares of common stock issuable upon exercise of warrants.

(26)  Includes 5,100 shares of common stock issuable upon exercise of warrants.

(27) Includes 325,000 shares of common stock issuable upon exercise of warrants.

(28)  Includes 30,000 shares of common stock issuable upon exercise of warrants.

(29)  Includes 20,000 shares of common stock issuable upon exercise of warrants.

(30) Includes 125,000 shares of common stock issuable upon exercise of warrants.

(31) Includes 25,000 shares of common stock issuance upon exercise of warrants and 44,616 shares of common stock beneficially owned by MolSoft LLC. Mr. Abagyan is a managing member of MolSoft. Consequently, Mr. Abagyan may be deemed to be beneficially own all of the shares held by MolSoft.

(32) Includes 6,250 shares of common stock issuable upon exercises of warrants and 112,587 shares of common stock beneficially owned by Samuel D. Anderson, Trustee of the Samuel and Mary Ann Anderson Trust UTD 3-22-99. As trustee of the trust, Mr. Anderson may be deemed to beneficially own all of the shares held by it.

(33)  Includes 6,250 shares of common stock issuable upon exercises of warrants.


      The information provided in the table above with respect to the selling stockholders has been obtained from such selling stockholders.

      The selling stockholders have not within the past three years had any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, only an estimate (assuming the selling stockholders sell all of the shares offered hereby) can be given as to the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the dates on which they provided the information regarding the shares beneficially owned by them, all or a portion of the shares beneficially owned by them in transactions exempt from the registration requirements of the Securities Act.


      We have filed with the SEC, under the Securities Act of 1933, a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale of the securities from time to time on the Nasdaq SmallCap Market or in privately-negotiated transactions and have agreed to prepare and file such amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the earlier of (i) two years after the last day of the calendar month following the month in which this registration statement on Form S-3 becomes effective with respect to shares of common stock issued and shares of common stock underlying warrants issued pursuant to the asset purchase agreement with Plexus or three years after the last day of the calendar month following the month in which this registration statement on Form S-3 becomes effective with respect to the remaining shares,
(ii) the date when the selling stockholders may sell all of the shares of common stock under Rule 144 without volume or other restrictions or limits, or (iii) the date on which the selling stockholders have sold all of the shares of common stock.


                              PLAN OF DISTRIBUTION

      This prospectus covers the sale of shares of common stock from time to time by the selling stockholders named in the table above. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

      o a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

      o an exchange distribution in accordance with the rules of such exchange;

      o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

      o     in privately negotiated transactions.

      To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales.

      The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus.

      The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

      The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

      We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

      o the name of the selling stockholder and of the participating broker-dealer(s);

      o     the number of shares involved;

      o     the price at which such shares were sold;

      o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

      o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

      o     other facts material to the transaction.

      We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. We have agreed to indemnify certain selling stockholders against certain liabilities, including liabilities under the Securities Act in connection with the offering of the shares or to contribute to payments which such selling stockholders may be required to make in respect thereof. The selling stockholders may agree to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

                                  LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon for SIGA by Kramer Levin Naftalis & Frankel LLP.

                                     EXPERTS


      The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-KSB for the year ended December 31, 2002 and the audited financial statements included on page two of SIGA Technologies, Inc.'s Current Report on Form 8-K/A dated July 22, 2003 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


     COMMISSION'S POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

      In the opinion of the Securities and Exchange Commission, or "Commission," indemnification for certain acts of directors, officers and controlling persons is against public policy, as expressed in the Securities Act, and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of SIGA in the successful defense of any action, suit or proceeding) is asserted by any SIGA director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by SIGA is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

                             ADDITIONAL INFORMATION

      We have filed a registration statement on Form S-3 with the Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus concerning the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

      For further information with respect to us and the common stock being offered, please refer to the registration statement. A copy of the registration statement can be inspected by anyone without charge at the public reference room of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 233 Broadway, New York, New York 10279, and 500 West Madison Street, Chicago, Illinois 60601. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Copies of these materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.sec.gov) that contains information regarding registrants that file electronically with the Commission.

                           INCORPORATION BY REFERENCE

      Incorporated by reference into this prospectus is the information set forth in the following documents:

o     our Annual Report on Form 10-KSB for the year ended December 31, 2002;

o the description of our common stock contained in our registration statement on Form 8-A under Section 12 of the Exchange Act, dated September 5, 1997, including any amendment or reports filed for the purpose of updating such description;




o     our quarterly report on form 10-QSB for the quarter ended March 31, 2003;
      and





o our current reports on Form 8-K filed on January 14, 2003, May 22, 2003, June 9, 2003 as amended on July 22, 2003, July 10, 2003 and July 11, 2003.


      All documents subsequently filed by SIGA pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus.

      We will furnish to any person to whom this prospectus is delivered, without charge, a copy of these documents upon written or oral request to Thomas
N. Konatich, Acting Chief Executive Officer and Chief Financial Officer, 420 Lexington Avenue, Suite 601, New York, New York 10170, tel. (212) 672-9100.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

      The following table sets forth the estimated costs and expenses of the sale and distribution of the securities being registered, all of which are being borne by us.


                                                            Amount
                                                          ----------
            SEC filing fee ...........................    $   757.71
            Printing expenses ........................      2,000.00
            Legal Fees and Expenses ..................     15,000.00
            Accounting Fees and Expenses .............      5,000.00
            Miscellaneous ............................        242.29
                     Total ...........................    $23,000.00


      All of the amounts shown are estimates except for the fee payable to the SEC.

Item 15. Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by any such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.
Article IX of the Registrant's Certificate of Incorporation and Article VII of the Registrant's Bylaws provides for indemnification by the Registrant of its directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

      Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Certificate of Incorporation provides for such limitation of liability.

Item 16. Exhibits

Exhibit No.       Description
-----------       -----------

5.1*              Opinion of Kramer Levin Naftalis & Frankel LLP.



23.1**            Consent of PricewaterhouseCoopers LLP.

23.2* Consent of Kramer Levin Naftalis & Frankel LLP (contained in the opinion filed as Exhibit 5.1 hereto).

----------
*     To be filed by amendment

**    Filed herewith.

Item 17. Undertakings

      The undersigned registrant hereby undertakes:

      (1) to file, during any period in which offers or sale; are being made, a post-effective amendment to this registration statement:

            (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the registration statement is on Form S-3, and the information required to be, included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the final adjudication of such issue.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, SIGA Technologies, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this first amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York on July 25, 2003.


                                        SIGA Technologies, Inc.



                                        By: /s/ Thomas N. Konatich
                                            ------------------------------------
                                            Thomas N. Konatich
                                            Acting Chief Executive Officer

      KNOW ALL PERSONS BY THESE PRESENTS, that the persons whose signatures appear below each severally constitutes and appoints Thomas N. Konatich and Donald G. Drapkin his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement and to sign any registration statement (and any post-effective amendments) relating to the same offering as this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents, or their substitute, may lawfully do, or cause to be done by virtue hereof.


      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


      Signature                                 Title of Capacities                     Date

      /s/ Thomas N. Konatich                    Acting Chief Executive Officer
      --------------------------------          and Chief Financial Officer             July 25, 2003
      Thomas N. Konatich


      *
      --------------------------------
      Donald G. Drapkin                         Chairman of the Board                   July 25, 2003


      /s/ Roger Brent, Ph.D.
      --------------------------------
      Roger Brent, Ph.D.                        Director                                July 25, 2003


      /s/ Charles Cantor, Ph.D.
      --------------------------------
      Charles Cantor, Ph.D                      Director                                July 25, 2003


      *
      --------------------------------
      Thomas E. Constance                       Director                                July 25, 2003


      /s/ Bernard L. Kasten, Jr., M.D.
      --------------------------------
      Bernard L. Kasten, Jr., M.D.              Director                                July 25, 2003


      *
      --------------------------------
      Mehmet C. Oz                              Director                                July 25, 2003


      *
      --------------------------------
      Eric A. Rose                              Director                                July 25, 2003


      *
      --------------------------------
      Michael Weiner                            Director                                July 25, 2003


      * By: /s/ Thomas N. Konatich
            Thomas N. Konatich
            Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

5.1*              Opinion of Kramer Levin Naftalis & Frankel LLP.



23.1**            Consent of PricewaterhouseCoopers LLP.

23.2* Consent of Kramer Levin Naftalis & Frankel LLP (contained in the opinion filed as Exhibit 5.1 hereto).

----------
*     To be filed by amendment

**    Filed herewith.